SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2003

NASPERS LIMITED

(Translation of registrant's name into English)

Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❑

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑   **No**: ☒

EXHIBIT LIST

Exhibit	Description	Sequential Page Number
*	Press Release, Naspers Limited announces deal with Teletypos dated 19 June 2003	

NetMed deal with Teletypos

Local announcement in Greek market today, 19th June 2003, at 17h00 Greek time (16h00 SA time):

"NetMed NV, Naspers Limited's Greek pay-TV subsidiary, announced today, that subject to fulfilment of certain conditions precedent, it had reached agreement with Teletypos SA, in terms of which Teletypos will exchange its interest in MultiChoice Hellas for approximately Euro 6.6 m in cash and a 12.5% equity interest in Netmed. Netmed NV, is engaged in payTV operations in Greece and Cyprus while MultiChoice Hellas provides subscription management services to the payTV platform in Greece."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Naspers Limited

Date: June 25, 2003 by   By: /s/ Stephan J. Z. Pacek

                                           Name: Stephan J. Z. Pacek
                                           Title: Director